SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Tax-ID (CNPJ/MF): 02,808,708/0001-07
NIRE: 35,300,157,770
Publicly-Held Company

EXTRAORDINARY SHAREHOLDER’S MEETING
CALL NOTICE

The Shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV (the "Company") are summoned for the Extraordinary Shareholders’ Meeting to be held at the Company’s headquarters located at Rua Dr. Renato Paes de Barros, 4° floor, suites 41 and 42, Building Corporate Park, Itaim Bibi, in the city and state of São Paulo, on February 19, 2004 at 9:00 a.m., to deliberate about the following AGENDA:

(i)

To approve the admission of the Company into the distinguished stock listing segment, named Level 1, created by the São Paulo Stock Exchange (“BOVESPA”), as well as the Company’s adhesion to BOVESPA's Rules of Corporate Governance Best Practices - Level 1.

(ii)

As a consequence of above item, to approve the adequacy of the Company’s Bylaws according to BOVESPA's Rules of Corporate Governance Distinguished Practices - Level 1, amending the paragraph 4 of Article 35 of the Bylaws that refers to the rules applicable to the members of the Company’s Fiscal Committee, as well as, inserting the paragraph 3 into Article 19, which refers to rules applicable to the managers;

(iii)	To create the position of Vice-Chairman of the Company’s Board of Directors, by amending the Article 21 of the Bylaws, which refers to its composition;

(iv)	To elect a new effective member for the Company’s Board of Directors.

General Information:

  The proposed amendment to the Company’s Bylaws, referring to the issues included in the agenda, will be available as of February 4, 2004 for consultation at the Company’s headquarters and through the Internet – www.ambev-ir.com, Investors tab, News section.
  The legal instruments to empower of attorneys for representation at above mentioned Extraordinary Shareholders’ Meeting should be deposited, at the Company’s headquarters, Legal Department, no later than three business days before the date on which the Meeting will be held.
  Shareholders that take part of the BOVESPA Registered Share Fungible Custody and that desire to attend this Meeting should present a statement including their respective stock participation, issued by the pertinent authority no later than 48 hours prior to the occurrence of the Meeting.

São Paulo, February 3, 2004.

VICTÓRIO CARLOS DE MARCHI
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.